Organization Chart CrossFirst Bankshares, Inc. Leawood, Kansas State of Incorporation - Kansas 100% Sole- Member - Managing 100% CrossFirst Bank CFSA, LLC Leawood, Kansas Leawood, Kansas State of Incorporation - Kansas State of Incorporation - Kansas 100% CrossFirst Investments, Inc. Leawood, Kansas State of Incorporation - Kansas